Exhibit 99.1

Turbo Energy expands its C&I ENERGY STORAGE portfolio with the launch of Sunbox Industry Max

Powerful New Offering Matched with Tailor-Made AI-Enabled Energy Management Service Designed Specifically for Industrial Use

VALENCIA, Spain — (GLOBE NEWSWIRE) – October 8, 2025 — Turbo Energy S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today announced the commercial launch of SUNBOX Industry Max, a powerful new 5 MWh energy storage system purpose-built for electro-intensive industries, alongside a customized software service designed to optimize complex industrial energy operations.

Turbo Energy Introduces SUNBOX Industry Max, a 5 MWh modular system with a tailor-made software service to transform industrial energy management

SUNBOX Industry Max represents a significant evolution in industrial-scale energy storage. Its highly modular and configurable design supports multiple deployment architectures, allowing customers to tailor capacity and functionality to their specific energy profiles. The system seamlessly integrates with Turbo Energy’s new AI-driven software service, enabling intelligent forecasting, dynamic load balancing and predictive asset management across distributed facilities.

The launch marks a key step in Turbo Energy’s long-term strategy to expand its footprint in the global commercial and industrial market, a segment representing one of the fastest-growing opportunities within the renewable energy sector. By merging high-capacity storage technology with proprietary AI software service, Turbo Energy continues to differentiate itself as a technology-driven energy innovator focused on enabling industrial decarbonization and operational autonomy.

SUNBOX Industry Max will debut as part of the Company’s recently announced $53 million contract covering ten large-scale industrial facilities. This project underscores Turbo Energy’s growing execution capacity and validates its ability to deliver integrated, high-value energy systems at scale. It also positions the Company to capitalize on accelerating global demand for robust, AI-enhanced commercial and industrial (“C&I) storage solutions.

“With SUNBOX Industry Max and our new bespoke software offering, Turbo Energy is tackling the critical pain points of energy-intensive industries,” stated Mariano Soria, CEO of Turbo Energy. “These customers need flexible, intelligent systems capable of managing multi-megawatt power flows with precision. Our service delivers the intelligence, resilience and control necessary to transform industrial energy management into a competitive advantage.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

At Turbo Energy, S.A.

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com